Daniel B. Eng

415-772-9608 DIRECT

deng@weintraub.com

via EDGAR

June 23, 2015

Ms. Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	SPI Energy Co., Ltd.

Registration Statement on Form F-4

File No. 333-204069

Solar Power, Inc.

Form 10-K for the Year Ended December 31, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2015

Forms 8-K filed February 13, 2015 and March 19, 2015

File No. 000-50142

Dear Ms. Ravitz:

On behalf of SPI Energy Co., Ltd. (“SPI Energy”), we are responding to the Staff’s comment letter dated June 5, 2015, relating to the SPI Energy’s registration statement on Form F-4 filed on May 11, 2015, and Solar Power, Inc.’s (the “Company’s”) Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarterly period ended March 31, 2015 and Forms 8-K filed on February 13, 2015 and March 19, 2015.

Concurrent with this response letter, SPI is filing an amendment to its Registration Statement on Form F-4 (“Revised Registration Statement”) to respond to the Staff comments and to update other information as appropriate.

SPI Energy’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for the Staff’s ease of reference, and the page number references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

SPI Energy Co., Ltd.

Form F-4 filed May 11, 2015

Will the Redomicile Merger affect current or future plans?, page 6

1.	Please revise to clarify why you believe that the redomicile may improve your ability to expand internationally.

SPI Energy has revised the relevant language on page 6 to clarify the disclosure.

How will my rights as a shareholder of SPI…, page 8

2.	Please revise the answer portion of this disclosure to identify briefly the bulleted material risks discussed in the risk factor on page 14. Make similar revisions under “Comparison of Shareholder Rights” on page 12.

SPI Energy has provided the requested disclosure on pages 9 and 13.

As a result of different shareholder voting requirements…. page 15

3.	Your disclosure here and on page 45 states that investors should be aware that the provisions contained in your organizational documents will become less favorable to shareholders and more difficult to amend as a result of your redomicile. Where appropriate, please revise the section entitled “Information about the proposed redomicile merger” to highlight this fact.

SPI Energy has provided the requested disclosure on page 9 to highlight such fact.

Recent changes in our business strategy…, page 20

4.	Please include in this risk factor your new e-commerce business strategy and describe risks related to that business.

SPI Energy has included in this risk factor its new e-commerce business strategy and provided requested disclosure of risks related to that business on pages 21 and 22.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

The significant period of time between our upfront investments…, page 28

5.	Please expand this risk factor or the final risk factor on page 30 to quantify and clarify your statement that you have been “ramping up” your portfolio of solar projects.

SPI Energy has provided the requested disclosure on page 29 to clarify the disclosure.

We may become designated as a utility company…, page 31

6.	Please revise to more fully explain how your business model puts you at risk of being designated as a utility company and the legal and financial consequences of such a designation. In this regard, please separately discuss your IPP and BT business models. Also, your revised disclosure should address the criteria that are applied to determine whether you are a utility and by whom they are applied.

SPI Energy advises the Staff that upon further review, it does not expect to be designated as a utility company in the jurisdictions it currently operates. Therefore, SPI Energy has removed the risk factor relating to the designation as a utility company on page 32.

The e-commerce and investment business…, page 35

7.	It is unclear what you mean when you describe “significant investment and business risks” associated with your platform. Please revise your risk factor to clarify.

SPI Energy has revised the relevant language on page 36 to clarify the disclosure.

If the PRC government finds that the structure, page 40

8.	We note your disclosure that you were “advised” regarding PRC laws and regulations. Please tell us what consideration was given to including an opinion of counsel regarding PRC laws. Additionally, include a regulations section that also discloses the current category of your business under the Catalogue for the Guidance of Foreign Investment Industries, as necessary.

SPI Energy has included a consent of counsel regarding PRC laws as exhibit 23.3.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

The shareholders of Solar Energy E-Commerce…, page 42

9.	Please expand your discussion of the potential conflicts of interest between the shareholders, directors and officers of your company and Solar Energy E-Commerce.

SPI Energy has revised the disclosure on page 43.

Material United States Federal Income Tax…, page 61

10.	We note your discussion in this section of receipt of SPI Energy ordinary shares, however, it appears holders will receive American Depository Shares of SPI Energy rather than ordinary shares. Please revise or advise.

SPI Energy has revised the relevant language on pages 70 to 73 to clarify the issuance of ADSs.

Business of Solar Power, Inc., page 66

11.	It is unclear why you describe yourself as a “leading provider of PV solutions for business, residential, government and utility customers and investors.” It appears from your disclosure you do not provide PV solutions to residential, government or investors. Please tell us why you believe this description is appropriate or revise.

SPI Energy has included the relevant language on page 88 to clarify the disclosure.

12.	You state in the first paragraph that you grow your portfolio through “greenfield project origination” and you state in the third paragraph that you “started to act as a primary developer for solar projects”. However, your disclosure on page 74 states that all of your projects were secondary development projects. As it does not appear you have any primary or greenfield project originations, please revise to clarify.

SPI Energy has primary and greenfield project originations. Although all of the Company’s solar projects in operation as of March 31, 2015 were secondary development projects, it acted as a primary developer for some of the solar projects under construction as stated in the third paragraph on pages 75 and 88.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

13.	In the second paragraph of this section please quantify the “relatively high margins” and the “substantial portion of revenue” from your EPC service business. Also, please revise this paragraph to disclose your losses so that investors have a balanced perspective on your operations.

SPI Energy has revised the disclosure on page 75.

14.	Please expand your third paragraph to state when you acquired each of the projects in Greece, China and Italy and what you paid for them. Also, please revise to clarify whether the “31.3 MW of projects in the US” in the first sentence is identical to the “31.3 MW of projects in the US under our BT model.”

SPI Energy has expanded the disclosure on page 75 and revised the relevant language on page 75 to clarify the disclosure.

15.	It is unclear why you anticipate that the projects in development will be “highly sought after by purchasers.” Please revise accordingly.

SPI Energy has revised the disclosure on page 75.

16.	It is unclear how you calculated the 2,614.6 MW “projects in announced pipeline” when your disclosure on page 74 lists projects that would not exceed 1,000 MW. Please tell us what it means to be “projects in announced pipeline” and how you calculated these amounts.

The “projects in announced pipeline” refers to (i) projects that the Company enters into definitive agreements to develop with a third party in which the Company expects to own a majority of the equity interest, and (ii) projects the Company intends to acquire. The total capacity of the Company’s projects in announced pipeline as of March 31, 2015 was the aggregate of 2,228.5 MW in China; 237.8 MW in the U.S.; 108.0 in Panama; 25.1 MW in U.K.; 10.7 MW in Japan; and 4.5 MW in Italy, as disclosed in “Featured Markets” on page 81.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

17.	We note that in the last paragraph on page 79 you refer to certain of your pipeline projects as marketing activities. Please revise your disclosure, where appropriate, to discuss how marketing considerations influence which deals you select, the compensation you receive and the deal structure. For example, have you historically been willing to enter into less profitable arrangements in exchange for marketing considerations? Are your marketing projects typically performed pursuant to joint development agreements?

The installation of a roof-top solar system on the Kings’ Entertainment and Sports Center in downtown Sacramento, as originally disclosed, was a one-off arrangement in light of the partnership with the Sacramento Kings basketball team and the potential benefits that entail. The Company does not believe such arrangements are less profitable. As the Company has not entered into other similar arrangements, the Company believes that it is premature to make a general discussion regarding marketing projects.

Project Financing, page 76

18.	Please disclose how you expect your e-commerce and investment platform to impact your traditional project financing needs.

SPI Energy has expanded the disclosure on page 85.

E-Commerce and Investment Business, page 77

19.	We note your disclosure here and in the first paragraph on page 67 regarding your ecommerce and investment platform. Please clarify what you mean when you state that you are targeting customers “outside China”. Please also clarify whether this platform is currently operational.

SPI Energy has revised the disclosure on page 86.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

20.	We note your disclosure about your platform for developers to obtain “project funding” with a “specified rate of leasing return” that you anticipate will “offer investors annualized rates of return of between 4% and 10%.” The platform you describe appears to offer securities without a prospectus that complies with Section 10 of the Securities Act of 1933. Please provide us your analysis of how your activities on the referenced platform comply with Section 5 of the Securities Act of 1933.

The investment products on the Company’s e-commerce and investment platform are offered and sold outside the United States in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), which provides an exclusion from the Section 5 registration requirements of the Securities Act. The investment products and platforms are not offered to U.S. persons within the meaning of Regulation S and no U.S. person has made an investment.

21.	Please tell us what you mean when you describe in the last sentence of the second bullet “our PV-related wealth management products.” Please identify your other wealth management products.

The phase “our PV-related wealth management products” refers to the project funding channel for various DG projects as described in the first sentence of the second bullet. SPI Energy has clarified the disclosure on page 86.

22.	It is unclear what you mean when you describe an “online ecosystem that includes its own marketplace and virtual currency for trades”. Your references to “carbon beans” and a “carbon bank” are also unclear. Please explain these terms and clarify how the marketplace would operate.

Although the marketplace and virtual currency for trades are embedded functionalities of the Solarbao platform, these functionalities have not been fully operational and the Company is still in the process of assessing how such functionalities would be implemented and evolve in the future. Therefore, the disclosure has been revised on page 86.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Solar Projects, page 88

23.	In light of the growing importance of the solar projects to your financial statements, please tell us your consideration of providing additional disclosure that discusses the underlying progress on the major projects under construction during the reporting periods, the impact on your financial statements for the periods presented, the costs expected to complete the projects, the expected method of financing those costs, and the expected timing of the completion of your solar projects under construction. Refer to Item 5 of Form 20-F.

SPI Energy has provided the requested disclosure on page 81.

Capital Resources and Material Known Facts on Liquidity, page 95

24.	If material, please disclose the amount of your cash and cash equivalents and short-term investments that are held in foreign entities for which there would be tax implications upon repatriation. Refer to Item 5 of Form 20-F.

SPI Energy has provided the requested disclosure on pages 108 and 109.

25.	Given the significance of your operations in the PRC and your risk factor disclosure on page 39 regarding dividend restrictions from PRC subsidiaries, please quantify the amount of restricted net assets as of December 31, 2014. If the restricted net assets of your consolidated subsidiaries are a significant proportion of your consolidated net assets, please revise your disclosures to fully discuss the nature of the restrictions on your subsidiaries net assets, the amount of those net assets, and the potential impact on the company’s liquidity. Refer to Item 5 of Form 20-F.

SPI Energy has provided the requested disclosure on page 109.

Securities Ownership of Certain Beneficial Owners and Management of the Company, page 104

26.	Please identify the individuals with beneficial ownership over the shares held by the entities listed in the table. For example, who owns the shares held by LDK Solar USA, Inc., LDK Solar Europe Holding SA, Robust Elite Limited, Joy Sky Investment Limited, Strong, Textile Hong Kong Limited, Sinsin Europe Solar Asset Limited Partnership, and Home Value Holding Co., Limited.

SPI Energy has provided the requested disclosure on page 117.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

27.	Please tell us why you have not included the share ownership of LDK Solar USA and LDK Solar Europe Holding S.A. in Mr. Peng’s or Mr. Xiahou’s holdings.

As of the date the Revised Registration Statement, Mr. Xiaofeng Peng is the beneficial owner of approximately [18.4%] of outstanding ordinary shares of LDK Solar CO., Ltd., or LDK, the parent company of LDK Solar USA, Inc. and LDK Solar Europe Holding S.A. and Mr. Min Xiahou does not own any shares of LDK. Neither Mr. Xiaofeng Peng nor Mr. Min Xiahou is a director or a member of the management of LDK, LDK Solar USA, Inc. or LDK Solar Europe Holding S.A., or otherwise has voting or investment power for the SPI’s common stock owned by such entities. Therefore, the Company advises the Staff that, according to the determination of beneficial ownership under Rule 13d-3 under the Exchange Act, the share ownership of LDK Solar USA and LDK Solar Europe Holding S.A. is not included in Mr. Peng’s or Mr. Xiahou’ holdings.

28.	Please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States.

SPI Energy has provided the requested disclosure on page 14.

Related Party Transactions, page 106

29.	Please expand your disclosure to describe your agreements with Solar Energy Ecommerce and your management team.

SPI Energy has provided the requested disclosure on pages 119 and 120.

30.	Please expand your disclosure to describe SGT’s relationship with LDK as you have done on page 81, so that investors can understand the nature of the related party relationship and quantify the amounts payable as of a current date.

SPI Energy has provided the requested disclosure on page 119.

31.	Please disclose the future payment schedule of the remainder of the payments to LDK on the remaining balances on the $11 million settlement.

SPI Energy has provided the requested disclosure on page 119.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Register of Members, page 107

32.	Please expand your disclosure to include discussion of how your register of members may be “rebutted.”

SPI Energy has provided the requested disclosure on page 122.

Comparison of Rights Under California and Cayman Islands Law, page 115

33.	We refer to your disclosures concerning material differences between the rights of stockholders under California and Cayman Islands law. We also note your risk factor on page 15 stating that Cayman Islands law significantly raises the threshold required for a successful stockholder vote to change the articles of incorporation. Given the increased difficulty that stockholders would face in attempting to subsequently amend the articles, please present as separate proposals the Agreement and Plan of Merger and Reorganization and each provision of your Cayman Islands charter provisions that will differ materially from the existing California charter provisions. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

SPI Energy has added a new proposal 2 in which the Company’s stockholders will have the opportunity to approve, disapprove or abstain from adopting the Revised and Restated Memorandum and Articles of Association. See page 74.

Comparison of Rights Under California and Cayman Islands Law, page 119

34.	Please revise your disclosure to include discussion of the following:

•	The ability for shareholders to put proposals before meetings; and

•	Any procedures or standards for matters where a director is materially interested as discussed under “Proceedings of Directors” in Exhibit 3.2.

SPI Energy has provided the requested disclosure on pages 134 and 135.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Enforceability of Civil Liabilities, page 127

35.	Here and under “Taxation, page 120,” please include discussion of all material jurisdictions as necessary, for example, Greece, Panama, Japan, Italy and the U.K.

SPI Energy has provided the requested disclosure on pages 63 to 69 and 144 to 145.

Financial Statements of Solar Power, Inc.

Note 2. Summary of Significant Accounting Policies

(h) Receivables and Allowance for Doubtful Accounts, page F-12

36.	The majority of your revenues are from EPC services. Please tell us your standard payment terms for these agreements. Also disclose your accounting policy for determining the amount of any bad debt expense. Refer to FASB ASC 310-10-35-8.

The Company advises the Staff that for EPC projects in China, it normally requests a down payment of 3%-10% upon signing of contract, payment of 80%-90% after connection to the grid and completion of the project and the remaining balance of 5%-10% one year after connection to the grid. For EPC projects in other countries (only one project in 2014), the payment terms were negotiated based on achievement of certain contractual milestones as follows: 5% payment upon submittal of engineering documents, 75% payment upon delivery of certain procurements, 10% payment upon completion of construction, and remaining 10% payment 30 days after final completion. The Company performs specific credit reviews for individually significant projects periodically to assess any bad debt risk. Such reviews encompass analysis of amounts current and past due, relevant payment history and payment patterns by the customers, and latest available financial and operating information of the customers, based on which the Company determines the level of bad debt risk and the amount of bad debt expenses required, if any.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

37.	Please provide us with a roll-forward of your allowance for doubtful accounts for 2013 and 2014. Reconcile to your response to our comment regarding your Beaver Run project below.

Presented in US$ thousands

Project name	December 31, 2012	Addition	Write off	Write back	December 31, 2013
Seashore	—	2,989	—	—	2,989
Beaver Run	—	2,882	—	—	2,882
Accounts receivable of SGT	264	3,444	(3,708)	—	—
Other	129	199	(312)	—	16

Total:	393	9,514	(4,020)	—	5,887

Project name	December 31, 2013	Addition	Write off	Write back	December 31, 2014
Seashore	2,989	—	(1,554)	(685)	750
Beaver Run	2,882	—	—	(2,882)	—
Other	16	—	—	—	16

Total:	5,887	—	(1,554)	(3,567)	766

38.	You disclose that you acquire or construct PV solar power systems that are held for development and sale or held for your own use to generate income or return from the use of the project assets. You also disclose that project assets are classified as either held for development and sale or as held for use within property, plant and equipment based on your intended use of project assets. Please clarify whether or not all of the project assets as of December 31, 2014 of $95.2 million are held for development and sale. We note that you do not include an amount for construction in progress in your detail of property, plant, and equipment on page F-24. We also note that you include within project assets amounts classified as Company as project owner or Company expected to be project owner.

Total project assets of $75.3 million as of December 31, 2014 were all held for development and sales as disclosed in note 8 to the financial statements. As disclosed in that note and in the last paragraph of note 2j) to the financial statements, the remaining project assets of $19.8 million were related to costs incurred in 2014 for two EPC contracts which the Company expected title transfer from the legal project owner (i.e., customers of the EPC contracts) upon the completion of construction. Please also refer to our response to comment number 39 below for the details and accounting treatment of those two EPC contracts. It is the Company’s accounting policy to include in the construction in process those projects that the Company is the legal project owner. Therefore, these two EPC contracts were not included in construction in process.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

39.	We note that you invested in two PV solar projects under EPC contracts with two third party project owners during the year ended December 31, 2014. Additionally we note that there was a mutual understanding between the company and the project owners that ownership of the PV solar systems would transfer to the company upon completion of construction and it appears as though you are accounting for these projects as if you owned them. Please address the following:

•	Explain to us the agreements currently in place that give the company legal title of the PV solar power systems;

•	Quantify for us the amounts reflected in your financial statements related to these two projects;

•	Explain to us if there are any circumstances under which legal title will not transfer to the company upon completion of the construction;

•	Explain to us why this structure is necessary and explain any potential financial risks associated with this structure; and

•	Explain to us why it is appropriate to account for these projects as owned, as of December 31, 2014, citing the authoritative literature upon which you relied.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

a. There are two PV solar projects under EPC contracts with expected transfer of legal title and ownership; the Shunde project and the Julu project. When the Company entered into the EPC contracts with the respective project owners in 2014, the Company had the mutual understanding with the respective legal project owners that the title and legal ownership of the PV solar power systems will be transferred to the Company upon the completion of the construction, which means grid connection to the State Grid. Please refer to response 39d below for the reasons for entering into such arrangement. Although the EPC contracts do not specify an agreed transfer of title and ownership, the PV solar systems were pledged to the Company, as part of the EPC contract terms, to secure the expected title transfer upon grid connection. More importantly, the EPC contracts include unusual commercial terms to ensure that the project owner will transfer the title to the Company upon completion. For example, the contract sum for one of the EPC contract is agreed at relatively higher level as compared to similar EPC contracts so that it will not be economically beneficial for the customers to pay the contract sum and not to transfer the ownership to the Company. On June 3, 2015, the Company entered into a pre-acquisition agreement with the third party project owners for the purchase of the related PV solar power systems upon grid connection in respect of the Julu project. For the Shunde project, the construction of the related solar PV system is close to completion. The Company has recently communicated with the project owners to confirm their previous mutual understanding about the transfer of legal title and ownership of the PV solar power system to the Company upon grid connection. The Company is in the process of finalizing the acquisition agreement with the third-party project owner.

b. As at December 31, 2014, total costs incurred for these two projects amounted to US$19.8 million, which were recorded in project assets, noncurrent. $9.6 million and $8.9 million were recorded in accounts payable and notes payable, respectively, relating to these two projects’ costs. Down payment of $0.3 million received from the project owner for the Shunde Project was recorded in the other liabilities. No revenue was recognized in the Company’s Consolidated Statement of Operation for the year ended December 31, 2014 related to these two projects. Just like normal project assets, classification in consolidated statement of cash flow as operating activities or investing activities for these project assets are based on the intention for own use or sale. In respect of Julu Projects and Shunde Project, the payment of $1.3 million in total for their costs incurred was included under investing activities in the consolidated statement of cash flow for the year ended December 31, 2014.

c. Based on the prevailing financial and technical resources of the legal project owners when the EPC contracts were entered in October 2014 and certain terms of the EPC contracts, including the EPC contract sum and the pledge of the related solar PV systems, the Company determined that it would not be feasible for the legal project owner to take ownership of the related solar PV system and not to transfer the ownership of the solar PV systems to the Company. Based on this structured arrangement discussed 39d. below, the mutual understanding reached when signing the EPC contracts, the pledge of the related solar PV systems and the latest development as mentioned in 39a. above, the possibility of the legal project owners not transferring the legal title of the solar PV systems to the Company is remote.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

d. Pursuant to new PRC regulations pronounced in late 2014, it would no longer be feasible to transfer of title and ownership of any license, permits and the related Solar PV systems prior to the completion of construction and grid connection. The two project owners had obtained the license and permit to construct the related solar PV systems prior to the adoption the related PRC regulations. They originally intended to transfer such license and permits to the Company sooner but were unable to do so due to the new regulations. As the owners were not financially and technically able to develop the solar PV systems, the Company agreed with the legal project owners to construct the solar PV systems through the EPC contracts and obtain their title and ownership from the legal project owners upon the completion of construction and grid connection. As all project assets under construction were pledged to the Company pursuant to the EPC contracts, the Company considers that there is no financial risk under such arrangement.

e. According to ASC 605-10-25-1, the recognition of revenue and gains of an entity during a period involves consideration of the following two factors, with sometimes one and sometimes the other being the more important consideration: a. Being realized or realizable; b. Being earned. Accordingly, revenue should not be recognized until it is realized or realizable and earned. Due to the background of the arrangement and the mutual understanding reached with the legal project owners as mentioned above, no revenue is expected to be realized or earned although EPC contracts were entered into. The EPC contracts were signed to facilitate the construction of the related solar PV systems by the Company and secure the Company’s financial interests in these projects through the pledge of the related solar PV systems. Unlike normal project assets held for own use, the Company considered it inappropriate, due to absence of legal title and ownership, to record the costs incurred for these types of project assets as construction in progress under property, plant and equipment on consolidated balance sheet as at December 31, 2014 even though they are held for own use. Given the background of the transactions, the mutual understanding reached and the remote possibility of not obtaining the legal title upon grid connection as mentioned above, the Company considers it more appropriate to account for these projects as owned and record the costs incurred under Project Assets on the consolidated balance sheet as at December 31, 2014 along with relevant disclosures regarding the parties’ intentions and expected transfer of the title of the solar PV systems.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

(q) Revenue Recognition, page F-16

40.	You disclose that you generally use the percentage-of-completion method for recognizing revenue of photovoltaic system construction contracts, based on the relationship between actual costs incurred and the total estimated costs at completion. Please respond to the following:

•	Tell us the length of a typical construction contract;

•	Quantify for us the total amount of revenues recognized under the percentage of completion method and the completed contract method, respectively;

•	Please tell us whether your agreements include penalties, claims, change orders, or performance incentives. If any of these terms are significant, briefly summarize their nature and disclose how you account for them; and

•	On page 69, you disclose that the cost of PV modules is a substantial portion of the average total system costs. Please tell us how you consider these costs in your POC accounting, including whether you only recognize direct material and solar module costs as incurred costs when the direct materials and solar modules have been permanently placed or affixed to the solar power system as required by engineering designs and have met all other revenue recognition requirements.

a. The length of a typical construction contract in China is around three months to nine months, depending on the megawatt size of the solar PV system and the location of the PV system. In other regions, the length of construction contract may be up to one year.

b. Revenues recognized under the percentage of completion method and completed contract method amounted to $87.3 million and $nil, respectively, for the year ended December 31, 2014 and $23.6 million and $15.7, million respectively, for the year ended December 31, 2013.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

c. The Company’s EPC contracts include normal terms for penalties, claims and change orders. These are typical terms and not considered significant in view of the contract sum and their past occurrence. There were no performance incentives set out in these contracts.

d. Direct materials and solar modules are purchased directly from the third party vendors by the Company. The Company assumed the credit risk, inventories risk and price risk of these materials and module. Their purchase costs are included as part of the costs incurred for percentage of completion when those direct material and solar module costs have been permanently placed or affixed to the solar power system as required by engineering designs.

41.	We note from your disclosure on page F-22 that the two Greek projects, KDC Solar, Beaver Run, and Seashore projects were originally for EPC services and all of these projects had issues related to the collectability of amounts owed for your services. Please explain how you consider a customer’s ability to pay in your revenue recognition policies for EPC services.

The Company assesses a customer’s ability to pay in determining whether such customers are expected to satisfy all obligations under an EPC or sales contract including those noted above. When the Company enters into a EPC or sales contract, the Company performed assessment on the credit worthiness of each customer and based on results of the Company’s assessment, the Company considered that these customers were able to pay for the contracts.

With regards to the specific Greek and KDC projects, the Company believes that it had previously responded to the Staff’s comment on this issue in its response letter question one dated November 21, 2013 in response to a Staff comment letter dated November 7, 2013.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

42.	We note that for sales of project assets you follow the guidance of real estate sales from FASB ASC 360-20-40. The application of the real estate sales criteria can be complex and judgmental and involves complex financing considerations. Please describe to us the matters you consider in assessing the applicable criteria outlined in ASC 360-20-40 in arriving at the appropriate accounting method for your project asset sales. Explain the nature of your continuing involvement and quantify the agreements accounted for as financing obligations. Refer to FASB ASC 360-20-40-37. Revise your disclosures, as necessary to comply with FASB ASC 235-10-50.

The Company applied real estate accounting under ASC 360-20-40 primarily for the Mountain Creek project, Calwaii project and Aerojet project as described in note 11, note 8 and note 10 to the consolidated financial statements for the year ended December 31, 2014.

Although the construction of the Mountain Creek project and Calwaii project had been substantially completed, the Company had not recognized any revenue and profit for these two projects prior to December 31, 2014 as the applicable criteria under ASC 360-20-40-5a (consummation of sale) had not been met. Pursuant to the respective sales agreement entered into with the buyers during 2014, there were certain closing conditions relating to the consummation of the sales transactions which primarily included final inspection and issuance of certificates by the New Jersey Board of Public Utilities, approval for commercial operation by Maui Electric Company Limited, execution of the FIT Agreement and Power Purchase Agreement by Maui Electric Company Limited. The buyers could terminate the sales agreement and request refund for any amount of sales consideration paid if any of the above regulatory approvals were not obtained by the dates specified in the respective sales agreements, which were outside of the Company’s control. Except for the criteria with respect to consummation of sales, all applicable criteria under ASC360-20-40-5 were met. Prior to the consummation of sales, the Company accounted for these two sales transactions under ASC 360-20-55-17 through ASC 360-20-55-20. As disclosed in note 8 and note 11 to the consolidated financial statements, the Company did not recognize any revenue and profit for these two projects sales transactions in the consolidated statement of operation for the year ended December 31, 2014. The Company recorded the projects costs incurred for these two projects and total cash of $17,690 received from the buyers of these two projects as deposits for contracts under Project Assets (held for development and sale) and Advance from Customers, respectively, in the consolidated balance sheet as at December 31, 2014. In addition, as disclosed in note 11 to the financial statements, as the carrying amount of the project assets relating to Mountain Creek Project exceeded the deposits received and the fair value of the unpaid sales consideration, the Company recognized an allowance for loss of $2,055 in the consolidated statement of operation for the year ended December 31, 2014.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Regarding the Aerojet project, as described in note 10 to the consolidated financial statements for the year ended December 31, 2014, the Company maintains continuing involvement in the Aerojet projects due to certain guarantee arrangements. The nature of such continuing involvement resulted from the guarantee obligations which are disclosed in note 22(a) to the consolidated financial statements for the year ended December 31, 2014. Because of this continuing involvement, the Company had not transfer substantially all of the risks and rewards of ownership of the related PV system and therefore did not meet the applicable criteria under ASC 360-20-40-5d. Based on the nature of the guarantees provided by the Company as disclosed in note 22(a) to the consolidated financial statements, the Company applied the financing method to account for the Aerojet project. Except for the Aerojet project, the Company had not entered into any other sales agreement with Company’s continuing involvement.

The Company believes sufficient disclosure has been made in the consolidated financial statements for the year ended December 31, 2014 to comply with ASC 235-10-50. The Company will continue to assess the application of the relevant real estate accounting for the sales of its project assets and will continue to make necessary disclosures to comply with ASC 235-10-50.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

43.	Please tell us the significant terms of your PPA agreements. Tell us the amount of your total PV solar systems of $110.6 million as of December 31, 2014 that are covered by PPA agreements. Include a summary of the nature and amount of each significant PV solar system included in the $110.6 million.

All the PV solar systems of $106.1 million are covered by PPA agreements as of December 31, 2014, details of which are set out below.

Country	Project name	Gross capacity (MW)	Net book value as at December 31, 2014	Connection date	Contract periods of PPA agreements	Feed-in-tariff (“FIT”) terms
Greece	Sinsin	26.6	68.7 million	February to October 2013	27 years (Note a)	According to relevant law in force which governs the electricity charges (Note b).
China	Xinte	20.0	26.8 million	December 2013	1 year (Note c)	RMB 1/kWh (Note d)
U.S.	Aerojet	3.6	10.6 million	December 2009	25 years	USD0.0756/kWh

	Total:	50.2	106.1 million

Note a: The original contract period of the PPA is 20 years after the operation start date. However, after the enforcement of the law 4254/2014 in 2014, the period of PPA has been prolonged for seven years with a lower FIT. Therefore, the total contract period is 27 years from the operation start date.

Note b: The PPA agreements did not fix the FIT. The FIT will be charged based on the relevant law in force in Greece. The current law in force is law 4254/2014. According the monthly FIT statements by the electricity supply bureau in Greece, the FIT range of the PV plants was EUR0.14~0.38/kwh in 2014.

Note c: This contract was entered with the State Grid Company owned by the State Government for a PV plant located in Qinghai province in China. It is the practice of the State Grid Company in Qinghai province to enter PPA agreements for one year, but automatically renew the contract period each subsequent year as a matter of procedure.

Note d: It is the government policy of Qinghai province in China that the PV plants grid-connected at the end of 2013 are entitled with a total electricity price of RMB 1.0/kwh once approved by Development and Reform Committee of Qinghai province, among which RMB 0.35/kwh is to be paid by State Grid Company directly as set out in the PPA agreement. The remaining part (RMB 0.65/kwh) will be paid as an additional tariff by central government through State Grid Company.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Note 3. Business Combinations, page F-19

(a) Acquisition of Sinsin, page F-19

44.	We note that you allocated approximately $66 million of the purchase price to goodwill. We further note that you did not allocate any of the purchase price to other intangible assets. Please explain to us how you evaluated the acquisition for the existence of other intangible assets such as any customer-related intangibles, contract-based intangibles, etc. Refer to FASB ASC 805-20-25 and 20-55.

Pursuant to ASC 805-25-10, the acquirer shall recognize separately from goodwill the identifiable intangible assets acquired in a business combination. An intangible asset is identifiable if it meets either the separability criterion or the contractual-legal criterion. In respect of the acquisition of Sinsin as disclosed in note 3(a) to the consolidated financial statements for the year ended December 31, 2014, the Company reviewed and evaluated all identifiable intangible assets, including contract-base and customer-base, in the process of purchase price allocation. Given that a) the solar PV systems had been grid-connected at the date of acquisition; b) the license and permits to construct and operate the solar PV systems and the power purchase agreement (“PPA”) entered with customer have useful lives similar to the useful lives of solar PV systems (ranging from 25 – 27 years) and c) the PPA and the license/permits are solely attributable to the acquired solar PV systems, the Company did not identify the PPA, license and permits as separate intangible assets, but assessed their fair value with the solar PV systems together as a single project asset for financial reporting purpose in accordance with ASC 805-20-55-2. Except for the above, there was no identifiable intangible assets that meets the recognition criteria under ASC 805-25-10 in respect of the Sinsin acquisition.

(b) Acquisition of Xinte, page F-20

45.	We note that concurrent with the Equity Interest Purchase Agreement, SPI Meitai Suzhou separately entered into a Share Pledge Agreement and Mortgage Agreement. Please tell us the significant terms of these agreements and explain how you are accounting for the agreements. Cite the authoritative literature upon which you relied.

The significant terms of the Share Pledge Agreement and Mortgage Agreement relating to the Xinte acquisition disclosed in note 3b) to the consolidated financial statements for the year ended December 31,2014 are set forth as follows:

Share Pledge Agreement

a.	SPI Meitai Suzhou warrants and represents that it hereby shall pledges and grants to TBEA Xinjiang Sunoasis Co., Ltd. (“TBEA Sunoasis”) security interest in the Pledge Shares, which represents 85% of the total outstanding shares of Gonghe County Xinte Photovoltaic Co., Ltd. (“Xinte”) with total share value of RMB36.55 million, as a general and continuing collateral security for the payment of the RMB175.1 million as stipulated in the Purchase Agreement as well as the factoring financing expenses, interest costs and damage incurred in connection with the performance of the Factoring Agreement.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

b.	SPI Meitai Suzhou warrants and represents that from the date that TBEA Sunoasis and its wholly-owned subsidiary Xinjiang Sang’ou Solar Equipment Co., Ltd. completes the registration of share transfer at the local industrial and commercial bureau, it shall pledge the Pledge Shares that it duly owns to SPI Meitai and complete relevant registration and filing procedures (including registration of shareholders’ names and registration at the local industrial and commercial bureau.)

c.	All the parties agree that during the term of Shares Pledge, SPI Meitai Suzhou shall not dispose in any form (including, but not limited to, transferring, granting and pledging) for all or part of the shares of Xinte owned by SPI Meitai Suzhou without any written consent from TBEA Sunoasis.

d.	All the parties agree that during the term of Shares Pledge, Xinte or SPI Meitai Suzhou shall give TBEA Sunoasis prior notice of any board meeting or shareholders meeting of Xinte, and provide meeting agendas to TBEA Sunoasis. Within 3 days of such meetings, Xinte or SPI Meitai Suzhou shall provide any resolutions of the board meeting or shareholders meeting to TBEA Sunoasis.

e.	All the parties agree that during the term of Shares Pledge, when SPI Meitai Suzhou exercises its shareholder right, it warrants that it shall cause Xinte not to distribute any dividends to Xinte’s shareholders without any written consent from TBEA Sunoasis.

f.	All the parties agree that during the term of Shares Pledge, TBEA Sunoasis shall be entitled to access at all times to the Xinte’s corporate books, such as the Articles of Incorporations, By-laws, and financial statements and other related corporate records, and Xinte shall be obligated to provide all the necessary assistance at all times.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

g.	During the term of Share Pledge, Xinte shall obtain prior written consent from TBEA Sunoasis in the event that it terminates the operation of the 20MWp Xinte Gonghe Solar Farm (the “Solar Farm”), transfers or sells the Solar Farm or provides guarantee with the assets of the Solar Farm.

h.	In the event that Xinte fails to perform its payment obligations pursuant to the Purchase Agreement and the Factoring Agreement, TBEA Sunoasis shall have the right to dispose the Pledge Shares under the Purchase Agreement in accordance with relevant laws and regulations.

In the event that the proceed of the Pledge Shares is less than the total amount of damage and fees guaranteed by the Pledge Shares, TBEA Sunoasis shall have the right of recourse to Xinte and SPI Meitai Suzhou which are jointly liable with respect to any such amount of damage and fees in excess of the value of the Pledge Shares.

i.	As far as Xinte and SPI Meitai Suzhou perform their contractual obligations as well as advancing payment in accordance with the Purchase Agreement and Factoring Agreement, the right of pledge shall automatically terminate. Within 5 working days from the date of payment, TBEA Sunoasis shall provide full support to SPI Meitai Suzhou to remove the shares pledge registration at the local industrial and commercial bureau.

In the event that Xinte and SPI Meitai Suzhou provide collateral and security in the equivalent value of Pledge Shares upon the written approval TBEA Sunoasis and register such security interest in the local commercial bureau, the right of pledge shall automatically terminate, and TBEA Sunoasis shall provide full support to SPI Meitai Suzhou to remove the shares pledge registration at the local industrial and commercial bureau.

Mortgage Agreement:

a.	Xinte and SPI Meitai Suzhou warrant and represent that they hereby mortgage, pledge, charge and grant to TBEA Sunoasis a security interest in the Pledged Assets, as a general and continuing collateral security for the payment of the RMB175.1 million as defined in the Purchase Agreement as well as the factoring financing expenses, interest costs and damage incurred by performing the Factoring Agreement (such transaction, the “Pledge of Assets”).

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

b.	Xinte and SPI Meitai Suzhou warrant and represent that they shall provide full supports to TBEA Sunoasis to complete the relevant registration of the Pledge Assets at the local industrial and commercial bureau within 10 working days from the date of signing the Purchase Agreement. After the registration of the Pledge Asset at the local industrial and commercial bureau, TBEA Sunoasis shall transfer all the documents as listed in the attachment of the Purchase Agreement as per the terms of the Agreement.

c.	All the parties agree that during the term of Pledge of Assets, Xinte and SPI Meitai Suzhou shall not dispose (including, but not limited to, the form of transferring, granting and pledging) in any form for all or part of the Pledged Assets without prior written consent from TBEA Sunoasis.

d.	All the signatory parties agree that during the term of Pledge of Asset, Xinte shall not terminate the operation of the Solar Farm, sell, transfer, deliver or convey the Solar farm, nor provide guarantee with the Pledged Assets without the prior written consent of TBEA Sunoasis.

e.	In the event that Xinte fails to perform its payment obligations pursuant to the Purchase Agreement and the Factoring Agreement and fails to cure its defaults in the extended period, TBEA Sunoasis shall have the right to dispose the Pledged Assets in accordance with relevant laws and regulations.

In the event that the proceed of the Pledged Shares is less than the total amount of damage and fees guaranteed by the Pledged Assets, TBEA Sunoasis shall have the right of recourse to Xinte and SPI Meitai Suzhou which are jointly and severally liable.

f.	As far as Xinte and SPI Meitai Suzhou perform their contractual obligations as well as advancing payment in accordance with the Purchase Agreement and Factoring Agreement, the right of pledge shall automatically terminate. Within 10 working days from the date of payment, TBEA Sunoasis shall provide full support to Xinte and SPI Meitai Suzhou to remove the shares pledge registration at the local industrial and commercial bureau.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

In accordance with ASC 810-10-25-1, consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply. The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.

With respect to the acquisition of Xinte, the Company has an ownership of a majority voting interest as the Company acquired 100% of the total outstanding shares of Xinte. However, pursuant to the Share Pledge Agreement and Mortgage Agreement as disclosed above, the power of the Company to control the operations or assets of Xinte are restricted in certain respects by approval or veto rights granted to TBEA Sunoasis, including 1). the Company shall not dispose in any form for all or part of the shares of Xinte owned by the Company without any written consent from TBEA Sunoasis (see above term c of Share Pledge Agreement); 2). the Company warrants that it shall cause Xinte not to distribute any dividends to the Company without written consent from TBEA Sunoasis (see above term e of Share Pledge Agreement); 3). TBEA Sunoasis shall be entitled to access at all times to the Xinte’s corporate books, such as the Articles of Incorporations, By-laws, and financial statements and other related corporate records, and Xinte shall be obligated to provide all the necessary assistance at all times (see above term of Share Pledge Agreement); 4). Xinte shall obtain prior written consent from TBEA Sunoasis in the event that it terminates the operation of the 20MWp Solar Farm, transfers or sells the Solar Farm or provides guarantee with the assets of the Solar Farm (see above term g of Share Pledge Agreement).

The Company assessed and determined that these restrictions should not overcome the presumption of consolidation by the investor with a majority voting interest in its investee in accordance with ASC 810-10-25-10 and 11 because these restrictions are mainly protective rights to TBEA Sunoasis to secure the payment of the outstanding purchase consideration relating to the acquisition. These restrictions have not provided for TBEA Sunoasis to block significant decisions proposed by the Company that would be expected to be made in the ordinary course of business in accordance with ASC 810-10-25-8.

Therefore, the Company determined it has the control over Xinte as of December 31, 2014 and consolidated the financial statements of Xinte as of December 31, 2014.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Note 6. Accounts and Notes Receivable, page F-22

46.	On page 92, you disclose that you recorded a bad debt reserve of $9.5 million in 2013 related to EPC services on the Beaver Run project that you subsequently reversed in 2014. In this note, you refer to a receivable due from this project for solar modules of $2.9 million. Please explain to us the original transaction for solar modules and EPC services and your related accounting, including the timing and amounts recorded. Then explain the subsequent accounting as a result of recording and reversing bad debt expenses and acquiring the membership interests in the project. Cite the authoritative literature upon which you relied.

The “bad debt reserve of $9.5 million in 2013” refers to (i) $2.9 million of Beaver Run project, and (ii) $6.6 million of other projects. In December 2011, the Company recognized module sales of $2.9 million to Beaver Run for its PV projects, which met revenue recognition criteria under ASC 605-15 at the time of transactions. Afterwards, due to the long time delay of payment, the Company assessed that the Company was unable to collect the receivables, the accounts receivable of $2.9 million was fully reserved in 2013 pursuant to ASC 310-10-35-8. In November 2014, the Company entered into the membership interest purchase agreement to acquire 100% membership interest in Beaver Run. In addition, pursuant to MIPA, the accounts receivable of $2.9 million due from Beaver Run would be settled by 1) $2.1 million to be settled using solar modules, 2) $0.3 million to be net off with the acquisition consideration, and 3) $0.5 million to be treated as land leasing fee prepayment to the parent company of Beaver Run, which holds the land for the Beaver Run project. The provision of $2.9 million was fully reversed as the counterparty agreed to settle the debt through the above method and the acquired Beaver Run project was recognized at the consideration of $5.2 million, which mainly consisted of cash paid and consideration net off in the aforementioned settlement. The acquisition of Beaver Run is treated as an asset acquisition because this acquisition only includes pre-contract costs related to the solar projects which did not meet the definition of a business combination as the primary inputs (the solar plants, which had yet to be constructed) were not available as of the date of acquisition. The $5.2 million consideration paid represents the estimated fair value of the net assets acquired at the acquisition date.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Note 7. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts, page F-23

47.	The balance of your costs and estimated earnings in excess of billings on uncompleted contracts as of December 31, 2014 is $73.7 million. Please describe to us the three significant EPC projects included in your costs and estimated earnings in excess of billings on uncompleted contracts and the status of those projects. Include a discussion of the payment terms of those contracts and how you determined the collectability of the amounts for those contracts.

The Company only had three EPC projects in progress as of December 31, 2014, details of which are set forth below.

Project name	Total Contract Amount	POC rate as of Dec. 31, 2014	Total Contract earned as of Dec. 31, 2014	Settlement	Billed amount in Accounts receivable	Costs and estimated earnings in excess of billings on uncompleted contracts
			a	b	c	d=a-b-c
Saiwei Project	27,032	100%	27,032	2,256	6,793	17,983
Zhongwei Project	41,031	76%	31,165	2,414	—	28,751
Alashan Project	41,997	67%	27,974	966	—	27,008

Total:						73,742

For these EPC projects, 3%-10% down payment will be paid after signing the contract, 80%-90% contract amount will be paid after the completion of the project and connection to the grid with the remaining 5%-10% payment will be paid one year after connection to the grid as a guarantee.

The Company performed an analysis on credit worthiness of each customer, including the background check and the review of the latest one-two years’ financial statements at the time the Company signed the EPC contracts and also requested the project owners to pledge the project assets under construction. As of December 31, 2014, all EPC projects were billed in accordance with contractual milestones except for the Saiwei project. For Saiwei project, the Company is in discussions with the customer, a state-owned enterprise, to arrange the settlement of the outstanding payment. As it is a normal practice for state-owned enterprise to delay payment, the Company assessed that the risk of recoverability is low and no bad debt reserve is accrued.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Note 20. Income Taxes, page F-35

48.	We note that you have not provided for deferred taxes related to your investments in your foreign subsidiaries that are essentially considered permanent in duration. Please tell us your consideration of disclosing the amount of the temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration. Refer to ASC 740-30-50-2(b).

The undistributed earnings for the Company’s foreign subsidiaries (primarily the subsidiaries in the People’s Republic of China) will be permanently reinvested. As of December 31, 2014, the total amount of the undistributed earnings for these subsidiaries amounted to $8.8 million. The Company intends to disclose the cumulative amount of the temporary difference in accordance with ASC 740-30-50-2 (b) in its financial statements for the year ending December 31, 2015.

Note 22. Commitments and Contingencies

(a) Commitments

Product Warranties, page F-38

49.	Since 2010, you have only installed solar panels manufactured by third parties or LDK. Please tell us whether the warranty you offer to your customers is identical to any warranty offered to you by your suppliers including LDK. Discuss how you considered the supplier warranties, if any, in your accounting policy. Explain why your estimate resulted in no accrual for 2014 and 2013. Also, explain why your disclosure discusses warranties on the cable, wire and mechanical assemblies business and whether you operated this business in 2013 or 2014.

The warranty the Company offers to its customers is identical to the warranty offered to the Company by its suppliers. Due to identical warranty terms with the suppliers, the Company passes on all potential warranty exposure and claims, if any, with respect systems sold by the Company to its suppliers. Due to the absence of historical material warranty claims and identical warranty terms as mentioned above, the Company has not recorded any additional warranty provision relating to solar energy systems sold in years 2013 and 2014. The cable, wire and mechanical assemblies are other components, in addition to PV modules, of PV systems that the Company also offers warranty coverage for its EPC business in 2013 and 2014, which warranty is identical to the warranty offered by its suppliers.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Note 24. Segment information, page F-40

50.	We note that you have determined that you have a single operating and reporting segment, solar energy products and services. We further note your discussion on page 66 and throughout the filing regarding the commencement of your global project development business. Additionally, we note that as a result of your recent acquisitions of Sinsin and Xinte that you acquired nine completed PV solar systems. We also note the significant increase in your project assets held for development and sale. Given the current significance of your global project development business to your financial statements, please tell us how you determined that you still have a single reporting segment under FASB ASC 280.

The Company has only recently expanded its business from funds raised through the issuance of the Company’s securities since the second half of 2014. In the early stage of business growth, as a starting point the Company decided to build up its global business portfolio and market presence primarily through the acquisitions of Sinsin and Xinte completed in December 2014. During this early business strategy growth stage, the Company primarily reviewed the consolidated operating results to assess the performance of the Company and to make decisions about resources allocation, including global business acquisitions. Accordingly, the Company assessed that was only one reporting segment under ASC 280 in 2014. In the future, the Company may have more than one segment after its business expansion reaches certain stages and when the Company starts reviewing segmental information to facilitate the resources allocation process.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Note 26. Subsequent Events

(b) Business Acquisitions, page F-42

51.	You discuss various future acquisitions on pages 22 and 24 of your March 31, 2015 Form 10-Q. You also discuss various future acquisitions throughout this Form F-4 such as pages 66, 70, 71, 72, 73, 77, 88 - 91. Please tell us whether you have any probable business combinations for which you are required by Item 12(b)(2)(ii) of Form F-4 and Rule 3-05 and Article 11 of Regulation S-X to provide additional financial information. Please also tell us how you considered Item 12(b)(2)(ii) of Form F-4 and Rule 3-05 and Article 11 of Regulation S-X for your acquisition of Sinsin.

The Company understands that it may be required by Rule 3-05 and Article 11 of Regulation S-X to provide additional information relating to the acquisitions disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on March 31, 2015. For example, the acquisition of Solar Juice Pty Limited was completed on May 28, 2015, and the Company filed a related Current Report on Form 8-K on June 3, 2015 which indicated that the Company will file the financial statements required by Rule 3-05 and Article 11 of Regulation S-X within 71 calendar days after the date upon which the Current Report on Form 8-K was required to be filed with the SEC. As of the date of this response letter, the Company is still in the process of completing the other acquisitions as previously disclosed, and plans to file required financial statements after such acquisitions are completed and pursuant to the requirements under Item 9.01(a) and (b) of Form 8-K.

In respect of Sinsin acquisition completed on December 1, 2014, the significance of such acquisition exceeds the threshold of 40%, according to size test under Regulation S-X 8.04. Accordingly, the Company filed the annual financial statements of Sinsin for the two most recent fiscal years, which are the two years ended December 31, 2013 and 2102, interim condensed financial statements of Sinsin for the six months ended June 30 2015 and the pro-forma combined financial information of the Company on February 13, 2015. Please also refer to the Company’s response numbers 59, 60 and 61 regarding the Company’s consideration of Rule 3-05 and Article 11 of Regulation S-X with respect to the Sinsin acquisition.

Exhibits

52.	Please tell us where you have filed your contractual arrangements with Solar Energy E-Commerce and its shareholders, which you identify as your management team.

The contractual arrangements with Solar Energy E-Commerce and its shareholders have been filed as exhibits 10.55 through 10.58 to Form 10-K for the year ended December 31, 2014.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Solar Power, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements

Note 1. Description of Business and Basis of Presentation, page 7

53.	You disclose that Solar Energy is a venture created to raise funds from individual investors for the purpose of leasing solar panels. You disclose that you have not consolidated Solar Energy because of issues related to the legal enforceability of your contractual arrangements with Solar Energy but you expect to consolidate Solar Energy once the legal enforceability of your contractual arrangements with Solar Energy has been established. Please address the following:

•	Explain to us why the legal enforceability of your contracts has not been established;

•	Explain to us how any transactions will be accounted for if the legal enforceability of contracts is established; and

•	Explain to us why you believe that Solar Energy will be consolidated if legal enforceability of the contractual arrangements is established. Please provide us your analysis under FASB ASC 810-10-25 or any other applicable literature.

a. Legal enforceability of the contractual arrangements has not been established primarily because the registration of the equity pledge agreement with the relevant PRC government bureau has not been completed as one of the legal shareholder’s equity in Solar Energy is restricted for pledge and transfer, making the Company unable to legally enforce its right under the equity pledge agreements and potentially other agreements like the call option agreement. The equity pledge agreement is one of the series of agreements that, if legally enforceable, could make the Company exercise effective over the Solar Energy. The Company is endeavoring to resolve the above matter.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

b. As disclosed in note 1 to the condensed consolidated financial statements, the results of Solar Energy will be consolidated in the Company’s financial statements once the legal enforceability of the agreements has been established.

c. The Company operates its solarbao.com e-commerce and investment platform primarily through a series of contractual arrangements entered into among its PRC subsidiary, Yan Hua Internet Technology (Shanghai) Co., Ltd., its PRC variable interest entity, Solar Energy E-Commerce (Shanghai) Limited, and certain of its shareholders. These contractual arrangements, including power of attorney, call option agreement, equity pledge agreement and consulting services agreement, with the PRC variable interest entity and the certain of its shareholders of the Company enables the Company to exercise effective control over the PRC variable interest entity because the Company has the power to direct activities of the variable interest entity that most significantly impact its economic performance and the obligation to absorb the expected losses and the right to receive the expected residual return of the variable interest entity that could potentially be significant to the variable interest entity. The details of each of the abovementioned agreements are disclosed in note 1 to the condensed consolidated financial statements. Accordingly, the financial statements for the variable interest entity will be consolidated in the Company’s consolidated financial statements when legal enforceability of the contractual arrangements is established in accordance with ASC 810-10-25-38A.

54.	You disclose that you have raised funds through the on-line platform of Solar Energy. Tell us the total amount of funds raised to date and the significant terms of the tri-party lease agreement.

Through June 17, 2015, the Company had received funds of $25.6 million from individual investors through the on-line platform of Solar Energy. Significant terms involved in the tri-party lease agreement are summarized below:

Module Finance Lease Contract:

i) Lessee: project developer of solar PV system

ii) Financing leasing trustee: Solarbao, SPI’s subsidiary

iii) Principal: Individual investor

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

iv) Platform: Solar Energy

v) Leasing period: 10 years

vi) Operation of the finance lease: The Principal shall pay the price to purchase the leased assets as selected by the Lessee for the use of the latter party (the Lessee shall be solely liable for any consequences arising from its selection); and the Lessee agrees to lease the assets in accordance with the terms of this Contract. The Lessee confirms to the Principal that Solar modules purchased via the online platform of Solar Energy is the contracted leased assets selected by the Lessee.

vii) Title of the equipments: Upon the expiry of the lease period, the title of the leased assets will only be transferred from the Principal to the Lessee if the Lessee settles any rents, default penalties, option fees and any other outstanding fees and charges under this Contract in full.

viii) Purchase option/obligation of the Lessee: Upon the expiry of leased items under this Contract, the Lessee shall purchase the leased items at their initial purchase prices following the settlement of all payables under this Contract. Once the Lessee pays the purchase prices, the Principal will transfer its title of the leased items to the Lessee. The Trustee will assist the Lessee in performing the procedure for the change of title of leased items as required by laws and regulations. The leased items shall be transferred at their status quos, of which the Principal will not provide any guarantees.

ix) Rental income, tax and charge:

Rents: Before the expiry of lease period, the monthly rent payable by the Lessee shall be settled on the fifteen (15) of each month, starting from the following month of the commencement date of rental contract. The monthly rent is based on the 10%-12.3% of purchase prices of leased assets divided by twelve (12) which shall be payable to Trustee on a monthly or quarterly basis;

Charges: The Trustee shall impose an annual charge of 0.5%-2% at the purchase prices of leased assets, which shall be directly deducted from the lease payment made by lessee on a monthly or quarterly basis. Solar Energy charged the Company commission fee based on 1% of the fund principal (i.e., purchase price) as its platform service charge and settles the remaining amount to the Company.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Investment received by the Principal: The annual investment return of the Principal shall be equal to 8%-10.3% of the purchase prices of leased assets which will be settled by the Trustee monthly via the platform;

x) Security deposit: As the security deposit for finance lease, the Lessee shall pay a one-time payment of 20% of the total contractual amount payable to the Trustee on the commencement date of finance lease based on the amount and term involved.

xi) During the effective period of finance lease (excluding the lockup period from zero to 720 days starting from the commencement date of the rental contract), the Principal is allowed to transfer its ownership of leased assets to the Company at assets’ initial purchase prices via the Platform in accordance with the rules therein.

In addition, a solar module sales contract is entered simultaneously with the module lease contract mentioned above. Summary of significant terms of the solar module sales contract are as follows:

Solar Module Sales Contract:

i) Seller: Xinwei Solar Power Engineering (Suzhou) Co., Ltd., a PRC subsidiary of the Company

ii) Lessee: Project developer of solar PV system

iii) Purchaser: Individual investor

iv) Leased assets: Solar modules. The purchaser agrees to purchase the equipments from the Seller as selected by the Lessee and lease them to the latter party.

v) Delivery term: Directly delivered to the Lessee from the Seller at the Location specified by the Lessee

vi) Lease start date: The Lessor or the Seller shall inform the Lessee immediately upon the delivery of the goods at the specified address to accept the deliverables with the written authorization and sign the Confirmation of Acceptance. Upon the signing of the Confirmation of Acceptance, the delivery of leased items from the Lessor to Lessee is deemed to be complete. The Lease is deemed to start as of the date when the Lessee signs the Confirmation of Acceptance. The Lessee is not allowed to reject the delivery on any grounds.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

vii) Title of the equipments: The title of the equipments will be transferred from the Seller to the Purchaser as of the date when purchase price of equipments is fully paid.

viii) Claim: The Purchaser shall not be liable for any losses, damages or consequences shall there be any delay to the delivery from the Seller, or the delivered equipments do not meet the contracted standards or is not fit for their designated purpose, or the Lessee is not satisfied with the equipments or there are any other problems with the equipments. The Lessee shall claim for any losses directly from the Seller.

55.	In addition, provide us with your analysis of the accounting for these transactions, citing any authoritative literature upon which you relied. Include in your discussion the following:

•	Tell us how your accounting considers the entire transaction and each party to the transaction including the investor, Solar Energy, the project developer, and you;

•	Tell us how you account for the unsettled transactions, considering your statement that Solar Energy collects the investor’s funds and settles with you on a bi-weekly basis;

•	Tell us how you determine the classification of the funds received from investors as short-term or long-term borrowings;

•	Explain how you record the transactions in your statement of cash flows; and

•	Explain why you have only received $4.8 million of the total funding of $8.8 million from Solar Energy as of March 31, 2015. We refer to the disclosure on page 24 in Note 22.

a. Through the on-line platform of Solar Energy, the Company raises funds from individual investors on a PV project basis. For each PV project launched on the on-line platform, individual investors may subscribe the purchase of solar module which will then be leased to the project developer of the PV project over a specified period. During the effective period of finance lease (i.e., after the lockup period), individual investors are allowed to transfer its leased assets to the Company at their initial purchase prices. Based on the structure of this arrangement, the Company determined that it has entered into two transactions which are a finance lease transaction with the solar PV system developer and a borrowing transaction with the individual investors.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Although the solar module sales agreement and finance lease agreement were entered into with the individual investors as lessor, the Company in substance acted the principal in these lease transactions because 1) the lease terms, rate of return on the investment funds from individual investors, the initial purchase price and the lease rental of the solar PV systems payable by the lessee and the purchase price of the leased assets payable to the module manufacturer are negotiated and concluded by the Company without any involvement by the individual investors; 2) individual investors are entitled to a fixed interest rate as return in respect of their funds provided and does not take credit risk in respect of any default payment by the lessee nor risk of claim on the leased assets; 3) the Company is subject to the credit risk as a principal of the lease transaction and has unconditional commitment to return the funds to the individual investors and assume the title of the leased asset after the lock-up period. Based on the above, the individual investors purely provided funds (as lender) to the Company (as borrower) for its purchases of the solar modules for leasing to a solar PV developer in return for a fixed return. With respect to Solar Energy, it does not take title ownership to the leased assets in the transaction and does not assume the credit risk arising from the potential default payment by lessee. Solar Energy earns a service fee at 0.5% - 2% of the initial purchase price of the leased assets by making available its owned on-line platform through which the above transactions are initiated and conducted by the individual investor, the lessee and the Company, and making collection and repayment of funds on behalf of the Company. The project developer of the solar PV system is the lessee of this transaction.

In addition, pursuant to ASC 840-10-25-1 and 42, the Company concluded that the above lease is qualified as Capital lease because the lessee shall purchase the leased items at their initial purchase prices following the settlement of all payables under the lease contract upon the expiry of the lease terms which met the criteria of ASC 840-10-25-1 paragraph a - transfer of ownership and paragraph d - minimum lease payments.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

b. Regarding the investors’ funds collected and settled through Solar Energy, the Company recorded the unsettled balances with Solar Energy in other receivable- due from related party in the condensed consolidated balance sheet as at March 31, 2015.

c. The lock-up period for funds provided by the individual investors for each fund raising project normally ranges from 0-720 days. Funds provided with the lock-up period over one year are classified as long-term borrowings and funds with a lock-up period of less than one year are classified as short-term borrowings.

d. In respect of the borrowings from the individual investors, the Company recorded the cash received from Solar Energy of $4,759,000 in “Proceeds from new short term borrowings” and the amount paid to Solar Energy of $2,151,000 as “Repayments of short term borrowings” in the consolidated statement of cash flow.

e. This business arrangement was initiated in January 2015, but rapidly grew in March 2015. The total funds provided by individual investors during the last two weeks of the first quarter 2015 accounted for 35% of total funds the program provided during the first quarter 2015. As disclosed in note 1 to the condensed consolidated financial statements, Solar Energy settles the funds obtained from individual investors on a bi-weekly basis. As a result of the above, the Company had only received $4.8 million from Solar Energy of the $8.8 million of funds provided by individual investors up to March 31, 2015.

Note 7. Project Assets, page 11

56.	Your total project assets are $139.4 million as of March 31, 2015. Of this amount, you discuss individual projects aggregating $50.7 million. Please briefly describe for us the nature of the other project assets of $88.7 and how you determined which project assets to discuss in your disclosure.

The development of solar PV projects for sales forms part of the Company’s operating activities in the ordinary course of business. The Company normally makes disclosure for specific project terms and details when a) a project contains significant unusual contractual terms as compared to a typical project asset; and b) such disclosure is required by the relevant accounting standards. Other projects assets primarily included a) $25.4 million project assets of which the Company is expected to be the project owner upon the completion of construction (see response number 39 above) as disclosed in note 7 to the condensed consolidated financial statements, the nature of which were already disclosed in the last paragraph of note 2j) to the Company’s consolidated financial statements contained in its Form 10-K for the fiscal year ended December 31, 2014; and b) typical projects assets (no unusual contractual terms) of approximately $63 million which consists of over 50 projects that require permits/license without commencing construction or with construction at initial stage as at March 31, 2015.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Note 8. Prepaid Expenses and Other Current Assets, page 12

57.	Please tell us the significant terms of your Acquisition Framework agreement with State Grid Corporation of China.

The Company shall acquire 95.68% of the shares in “Guo Dian Nai Lun Te Zuo Qi Photovoltaic Power Generation LLC” at an aggregate purchase price of USD 100 million pursuant to the acquisition framework agreement. In the event that the Company fails to execute any equity transfer agreement, the Seller shall have the right to terminate the agreement, in which case, the Seller shall refund all of the amounts that have been paid by the Company. Accordingly, the Company has the discretionary rights to decide whether the related acquisition should be proceeded. No penalty will be imposed should the Company decide not to proceed with acquisition.

Note 19. Commitments and Contingencies

Capital Commitments, page 22

58.	Please show us how you determined that your total capital commitments are $56.5 million. Relate this disclosure to your discussions on pages 88 – 90 of the Form F-4.

Total capital commitments of $56.5 million as at March 31, 2015 were related to contracts signed with vendors for services rendered or components, including solar modules used in the construction of solar PV systems being developed by the Company. The amount of the capital commitment is determined based on the contract sum minus any deposits paid prior to March 31, 2015 and accounts payable already recognized in the condensed consolidated balance sheet as at March 31, 2015 in respect of those outstanding contracts as at March 31, 2015. None of them are related to those acquisition disclosed on pages 88–90 of the Form F-4 as those acquisitions had either been completed with consideration payable fully recognized in other liabilities in the condensed consolidated balance sheet as at March 31, 2015 or incomplete acquisition.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Forms 8-K filed February 13, 2015 and March 19, 2015

Exhibits 99.2, 99.4, 99.5 (Form 8-K filed February 13, 2015)

59.	We note that you included audited financial statements of Phtovoltaika Parka Verioa I Anonymi Et Aireia; Astraios Energeiaki Photovoltaic Projects A.E.; and Orion Energeiaki A.E. as Exhibits 99.2, 99.4, and 99.5. Each of the companies appears to be a subsidiary of Veltimo Ltd. Please explain why you included the financial statements above and why you did not include the audited financial statements of Veltimo Ltd.

SinSin Renewable Investment Limited (“SinSin Malta”) were incorporated in June 2013. In the second half of 2013, Sinsin Malta acquired Photovoltaica Parka Veroia Malta Limited (“Veroia Malta”), Veltimo Ltd (“Veltimo”), Photovoltaika Parka Verioa I Anonymi Etaireia (“Veroia”), Jasper PV Makedonia Production of Energiaki S.A. (“Jasper”), Astraios Energeiaki Photovoltaic Projects A.E. (“Astraios”), Orion Energeiaki Anonimi Etaireia (“Orion”). The acquired business from Sinsin was solely conducted through the four operating companies in Greece, i.e., Veroia, Jasper, Astraios and Orion. Veltimo has not carried any business since its date of the incorporation, except for the investment (through its own establishment) in these operating subsidiaries at different dates. As discussed in response number 51 above, the Company is required to file the consolidated financial statements of the acquired business (i.e., Sinsin Malta) for the two years ended December 31, 2013 and 2014 together with the interim condensed financial statements for the six months ended June 30, 2015. Given SinSin Malta only acquired the underlying business from a third party in the second half of 2013, which falls within the two full years’ period of required financial statements under Rule 3-05, the Company considers more appropriate to file the individual financial statements of the four operating companies as of and for the years ended December 31, 2013 and 2012 in addition to the consolidated financial statements of SinSin Malta as of and for the period from the date of its incorporation to December 31, 2013 and the interim period of June 30, 2014 in order not to render misleading or substantially incomplete financial information for the acquired businesses. As Veltimo Ltd. is purely an investment holding company of the operating subsidiaries and has not carried on any business, except for the establishment of the operating subsidiaries since the date of incorporation, the Company considered it not meaningful to present Veltimo‘s separate consolidated financial statements in addition to the individual financial statements of the four operating subsidiaries.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

Exhibits 99.7 (Form 8-K filed February 13, 2015) and 99.3 (Form 8-K filed March 19, 2015)

60.	We note that you did not present a pro forma statement of operations for the year ended December 31, 2013 due to the fact that Sinsin’s revenues were generated by consolidated subsidiaries acquired after Sinsin’s date of incorporation. Please explain to us how your presentation is consistent with Rule 8-05(b)(1) of Regulation S-X. Please note that this comment also applies to your Form 8-K filed on March 19, 2015 for your acquisition of Gonghe County Xinte Photovoltaic Co., Ltd.

Rule 11-02(a) of Regulation S-X states that the objective of pro-forma financial information should provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Such statements should assist investors in analyzing the future prospects of the registrant because they illustrate the possible scope of the change in the registrant’s historical financial position and results of operations caused by the transaction. Rule 4-01 (a) of Regulation S-X also states that financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in the light of the provisions applicable thereto. The information required with respect to any statement shall be furnished as a minimum requirement to which shall be added such further material information as is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

For the acquisition of Sinsin, as Sinsin Malta was only incorporated in May 2013 with all revenue generated from the subsidiaries acquired from third parties at different dates after Sinsin’s date of incorporation, the Company believes the presentation of a pro-forma combined statements of income for the year ended December 31, 2013 as if the acquisition was completed on January, 2013 could potentially be misleading.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

For the acquisition of Xinte, Xinte was incorporated in April 2013 and no revenue was generated by Xinte during the year ended December 31, 2014. In addition, as Xinte was at construction stage of the solar PV systems in the year of 2013, nearly all expenses incurred are directly related to the construction of the PV systems and capitalized. Operating expenses incurred by Xinte during the year ended December 2013 was insignificant. Accordingly, the Company did not considered it meaningful to present the pro-forma combined statements of operations for the year ended December 31, 2013.

In addition, due to the nature of the operation of the acquired business (operation of grid-connected solar PV systems) and the existence of power supply agreements which fix the electricity tariff, it is expected that the electricity tariff income, operating expenses and profit level of a completed solar PV system with specified capacity in terms of megawatts would be stable. In this regard, the Company considered that that the presentation of the pro-forma combined statement of operations for the nine months ended September 30, 2014 should be able to provide investors with information about the continuing impact of the acquisition for the purpose of analyzing the future prospect of the Company.

61.	As a related matter, we note that you presented Sinsin’s interim financial statements as of and for the period ending June 30, 2014, but your pro forma presentation presents interim financial statements as of and for the period ending September 30, 2014. Explain to us why you did not provide interim financial statements for Sinsin as of and for the period ending September 30, 2014. Please note that this comment also applies to your Form 8-K filed on March 19, 2015 for your acquisition of Gonghe County Xinte Photovoltaic Co., Ltd. Refer to Item 8-04(c)(1) of Regulation S-X.

Audited financial statements of an acquired foreign business may be as old as fifteen months, with the most recent interim financial statements as old as nine months under Item 8A of Form 20-F. This 15-month requirement for annual financial statements applies when an acquired foreign business’s financial statements must be included (or incorporated by reference) in a domestic registrant’s registration statement to comply with S-X Rule 3-05 or 8-04 and to comply with Item 2.01 of Form 8-K. In view of the above, the Company believes that the presentation of interim financial statements of Sinsin and Gonghe County Xinte Photovoltaic Co., Ltd. as of and for the period ended June 30, 2014 in the Form 8-K filed on February 13, 2015 and March 19, 2015, respectively, comply with S-X Rule 3-05 requirement.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

In addition, the management of the acquired business are non-listed companies, keep their books and records under local accounting standards and do not prepare any interim financial statements under local GAAP, IFRS or US GAAP. Having considered the length of time required to prepare a set of nine months versus six months interim condensed financial statements, the Company determined to present interim financial statements for the six months ended June 30, 2015 in order to ensure the timely filing of the Form 8-K.

62.	Additionally we note that on April 17, 2015 you restated your financial statements for the period ending September 30, 2014. Please explain to us your consideration to update your pro forma information with your revised financial statements. Refer to Question 115.02 of Compliance and Disclosure Interpretation of Exchange Act Form 8-K.

The Company filed the Pro Forma Condensed Combined Financial Statements of Sinsin and Xinte on Feb. 13, 2015 and Mar. 19, 2015, respectively. On March 30, 2015, the Company determined that it inappropriately recognized revenue related to the sale of a solar project in the U.S. for the three-month period ended September 30, 2014 resulting from inadvertent misapplication of U.S. GAAP in analyzing the related construction contract with respect to the project by using the percentage-of-completion method of accounting, which should be accounted for under the rules of real estate accounting and the related revenue should be recognized using full accrual method when the Company does not retain a substantial continuing involvement with the property. Therefore, the Company filed Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 (the “10-Q/A”), including restatement of the Company’s consolidated balance sheet as of September 30, 2014 and consolidated statements of operations, comprehensive loss, and cash flows for the three-month and nine-month periods ended September 30, 2014 (the “Restatement”) on April 17, 2015. Therefore, the determination to prepare the Restatement and filing of the Restatement were subsequent to the Company’s filing of the Pro Forma Condensed Combined Financial Statements for Sinsin and Xinte. Given that the financial statements of Sinsin and Xinte have been consolidated in the Company Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and the Company’s belief that the Restatement will not have material impact on the Pro Forma Condensed Combined Financial Statements of Sinsin and Xinte, the Company does not plan to update such pro forma information.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

June 23, 2015

If you have any questions regarding this letter, please do not hesitate to contact me at: (415) 772-9608. As both the SPI Energy and the Company are most anxious to complete the Redomicile Merger, the Staff’s prompt review is greatly appreciated.

Very truly yours,

weintraub|tobin

law corporation

Daniel B. Eng

Enclosures

cc:	Min Xiahou, Chief Executive Officer, SPI Energy Co., Ltd.

Amy Jing Liu, Chief Financial Officer

John Fung, KPMG Huazhen (SGP)